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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69147

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2019__ AND ENDING __12/31/2019__
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Falcon Square Capital, LLC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3701 Lake Boone Trail, Suite 100   Raleigh, NC   27607

	FIRM I.D. NO.

(No. and Street)

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Braxton Wall   919-825-1534

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts, LLP

(Name – *if individual, state last, first, middle name*)

3605 Glenwood Ave, Suite 350	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, _____ Braxton Wall _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Falcon Square Capital, LLC
_____ , as
of _____ December 31 _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

(Signature)

Signature

Partner

Title

Carmella D Williams
Notary Public _Carmella D Williams_

My Commission Expires: 11-30-24

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Members
Falcon Square Capital, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition for Falcon Square Capital, LLC (the "Company") as of December 31, 2019, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in schedules 1-3 has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor Tillery & Roberts, LLP

We have served as the company's auditor since 2016.

Raleigh, North Carolina
February 26, 2020

FALCON SQUARE CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Current Assets

Cash and Cash Equivalents	$	339,097
Receivables from Clearing Organization	$	338,129
Other Receivables	$	370,000
Other assets - Soft dollar	$	247,885
Total Current Assets	$	1,295,110

Fixed Assets

Furniture and Equipment	$	69,219
Less: Accumulated Depreciation	$	62,059
Net Fixed Assets	$	7,160

Other Assets

Deposits with Clearing Organizaiton	$	176,574
Security Deposit	$	7,038
Total Other Assets	$	183,611
TOTAL ASSETS	$	1,485,882

LIABILITIES & MEMBER'S EQUITY

Current Liabilities

Commissions Payable	$	341,940
Prepaid expenses	$	11,223
Accounts Payable	$	25,969
Other Liabilities - Soft Dollar	$	245,781
Total Liabilities	$	624,913
Member's Equity	$	860,969
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,485,882

The accompanying notes are an integral part of these financial statements

FALCON SQUARE CAPITAL, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues

Commissions	$	5,050,520
Unrealized/Realized Gain	$	31,943
Total Revenues	$	5,082,463

Expenses

Employee Compensation	$	3,920,813
Clearing Charges	$	309,474
Professional Fees	$	58,621
Rent Expense	$	108,352
Regulatory Expenses	$	43,566
Research Expenses	$	526,388
Insurance Expense	$	48,065
Travel Expenses	$	8,415
Meals and Entertainment	$	6,896
Computer and Internet Expenses	$	23,378
Depreciation	$	21,061
Office Supplies	$	18,371
Advertising and Promotion	$	9,399
Trade Error Execution	$	2,117
Taxes - State and Local	$	142
Bank Service Charges	$	224
Miscellaneous Expense	$	453
Total Expenses	$	5,105,735

Other Income (Expense)

Interest Income	$	13,390
Other Income	$	4,120
Total Other Income (Expense)	$	17,510

Net Income	$	(5,762)

The accompanying notes are an integral part of these financial statements

FALCON SQUARE CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

Member's Equity, January 1, 2019	$	778,906
Net Member Contributions for 2019	$	87,825
Net Income for 2019	$	(5,762)
Member's Equity, December 31, 2019	$	860,969

The accompanying notes are an integral part of these financial statements

FALCON SQUARE CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash Flows from Operating Activities:

Net Income	$	(5,762)
Adjustments to Reconcile Net Loss to Net Cash		
Provided (Used) by Operating Activities:		
Depreciation	$	21,061
Cash Flows from Changes In:		
Receivables from Clearing Organization	$	(138,197)
Other Receivables	$	(370,000)
Prepaid Expenses	$	35,826
Other Assets - Soft Dollars	$	159,677
Security Deposit	$	-
Commissions Payable	$	56,953
Accounts Payable	$	16,329
Other Liabilities - Soft Dollar	$	(153,482)
Net Cash Provided by Operating Activities	$	(377,596)
Cash Flows from Investing Activities		
Purchases of Furniture and Equipment	$	(12,173)
Deposit to Clearing Organization	$	509,404
Net Cash Used by Investing Activities	$	497,231
Cash Flows from Financing Activities		
Member Contributions	$	87,825
Net Cash Provided by Financing Activities	$	87,825
Net Increase in Cash and Cash Equivalents	$	207,860
Cash and Cash Equivalents, Beginning of the Year	$	131,637
Cash and Cash Equivalents, End of the Year	$	339,097

The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Falcon Square Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). It is exempt from the provisions of SEC Rule 15c3-3 under Section(k)(2)(ii) of that same rule. The Company was incorporated in North Carolina on April 2, 2012 and granted membership to FINRA and MSRB in March 2013.

Basis of Presentation
The financial statements were prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenues are recognized in the period in which they are earned. Expenses are recognized in the period in which they are incurred.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities at the date of purchase or the date of the financial statement of less than ninety days, which are not held for sale in the ordinary course of business.

Use of Estimates
The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

The Company has adopted the provisions of FASB ASC 740-10-25 *Accounting for Uncertainty in Income States*. Under the provision, the Company must recognize the tax benefit associated with tax taken for tax return purposes when it is more likely than not the position will be sustained. The implementation had no impact on the Company's financial statements. The Company does not believe there are any material uncertain tax positions and, accordingly, it will not recognize any liability for unrecognized tax benefits. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax years in progress. The Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements as of December 31, 2019. As a limited liability corporation, the tax consequences of the Company's operations all pass through to the members. Accordingly, the Company's financial statements do not include a provision for income taxes.

Receivables
The Company uses the allowance method to determine uncollectible accounts based on an analysis of expected collection rates determined from past history. Management believes that all accounts receivables are collectible as of December 31, 2019. Therefore, no allowance for doubtful accounts has been recorded.

Soft Dollar

The Company ensures that any soft dollar arrangement with customers fall within the safe harbor provisions of Section 28(e) of the Securities Exchange Act of 1934 (Section 28(e), as amended, which provides for the payment of research, brokerages, quote services and other expenses permissible by Section 28(e)).

Fixed Assets and Depreciation

Fixed assets are stated at cost. Depreciation is computed for financial statement purposes using the straight-line method, over the estimated useful lives of the related assets as follows:

Furniture	5 years
Equipment	5 years

Advertising

The Company expenses advertising production costs as they are incurred, and advertising communication costs the first time the advertising takes place. The advertising and promotion expenses for the year ended December 31, 2019 were $9,399.

New Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update ("ASU" No. 2014-09, *Revenue from Contracts with Customers ("ASU 2014-09")*, a comprehensive new revenue recognition standard that superseded nearly all existing revenue recognition guidance. The objective of ASU 2014-09 is for a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted the new revenue recognition standard using the modified retrospective method on January 1, 2019. As a result of adoption, there was no cumulative impact to Company's member's capital as of January 1, 2019 and no impact to revenue for the year ended December 31, 2019.

NOTE 2 – REVENUE RECOGNITION

All revenue recognized on the Statement of Income is considered to be revenue from contracts with customers. The following table disaggregates the Company's revenue based on the timing of satisfaction of performance obligations for the year ended December 31, 2019.

Performance obligations satisfied over time	$ 0
Performance obligations satisfied at a point in time	$ 5,050,520
Total Revenue	$ 5,050,520

The following table depicts the disaggregation of the various types of revenue generated by the Company:

Commissions on fixed income securities transactions	$	5,050,520
Total Revenue	$	5,050,520

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at a national bank. The cash balances at this institution are insured by the Federal Deposit Insurance Corporation up to $250,000. FASB ASC 825, *Financial Instruments,* identifies these items as a concentration of credit risk requiring disclosure, regardless of risk. The Company's cash balances were fully insured as of December 31, 2019 in all accounts.

NOTE 4 – LEASES

The Company leases office space under a lease agreement in Raleigh, NC beginning 1/1/2016 and expiring 3/1/2023. Minimum lease payments are made monthly in the amount of $8,800 (please note, the current amount changed effective January 1, 2020 to $6,000.00 for the remainder of the term of the lease). Future minimum rental payments due under the non-cancellable lease total $228,000.

The Company leased office space under a lease agreement in New York, NY which expired 1/31/2019. Minimum lease payments were made monthly in the amount of $2,752 until 1/31/2019, and the rate includes internet and telephone. This lease was not renewed in 2019.

The Company had rental expense in the amount of $108,352 for the year ended December 31, 2019.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2019 the Company had excess net capital of $370,584. The Company's required minimum net capital is $100,000. At December 31, 2019, the Company's ratio of aggregate indebtedness to net capital was 132.80%.

NOTE 6 - SUBSEQUENT EVENTS

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through February 26, 2020, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

FALCON SQUARE CAPITAL, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2019

Computation of Net Capital

Total Member's Equity	$	860,969
Deductions and/or Changes		
Non-Allowable Assets:		
Other Receivables	$	370,000
Furniture and Equipment	$	7,160
Security Deposit	$	7,038
Net Capital Before haircuts on Securities Positions	$	476,771
Haircuts on Securities		
Undue Concentration	$	-
Debt Securities	$	4,352
Other Securities	$	1,835
Net Capital	$	470,584

Computation of Basic Net Capital Requirements

Minimum Net Capital Required				
Calculation (6 2/3% of Aggregate Indebtedness)	$	41,682		
Company Requirement	$	100,000		
Net Capital Requirement (Greater of the Above)			$	100,000
Excess Net Capital			$	370,584
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Net Capital Requirement			$	350,584

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	624,913
Percent of Aggregate Indebtedness to Net Capital		132.80%

Net Capital Reconciliation

Net Capital as per the FOCUS Part IIA	$	470,584

There are no material differences form the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2019.

FALCON SQUARE CAPITAL, LLC
INFORMATION RELATING TO THE POSSESSION OR
CONROL REQUIREMENTS PURSUANT TO SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2019

The Company claims exemption from the requirments of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to Section (k)(2)(ii) of the Rule.

FALCON SQUARE CAPITAL, LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2019

The Company claims exemption from the requirments of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to Section (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS

POST OFFICE BOX 18068

RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

The Members
Falcon Square Capital, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Falcon Square Capital, LLC and SIPC, solely to assist you and SIPC in evaluating Falcon Square Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Falcon Square Capital, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 26, 2020

FALCON SQUARE CAPITAL, LLC

Schedule of Assessment and Payments

Year ended December 31, 2019

Assessment for December 31, 2019	$	7,138
Less:		
Payment July 30, 2019		(3,078)
Payment February 16, 2020		(4,060)
Balance due March 2, 2020	$	None

FALCON SQUARE CAPITAL LLC
Exemption Report
Year Ended December 31, 2019

Falcon Square Capital, LLC claims an exemption from SEC Rule 15c3-3, during the year ended December 31, 2019, pursuant to paragraph k(2)(ii).

Falcon Square Capital, LLC met the identified exemption provisions throughout the year ended December 31, 2019 without exception.

_____
Braxton C. Wall, Partner

2/26/2020
_____
Date

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Members
Falcon Square Capital, LLC.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Falcon Square Capital, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (exemption provisions), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 26, 2020

Falcon Square Capital, LLC

Financial Statements and
Supplementary Information

For the Year Ended December 31, 2019